DIONICS, INC.
               65 Rushmore Street
            Westbury, New York 11590
              TEL: (516) 997-7474
              FAX: (516) 997-7479



VIA EDGAR

June 5, 2009

Gary R. Todd
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Mail Stop 3030

Re:  Dionics, Inc.
     Form 10-K for the fiscal year ended December 31, 2008
     Filed on March 31, 2009
     File No. 000-08161

Dear Mr. Todd:

This letter is in response to the comments contained in the Staff's letter (the "Comment Letter") dated May 21, 2009 to Dionics, Inc. (the "Company"). The responses below correspond to the numbered comments contained in the Comment Letter. References in this letter to "we", "our" or "us" refer to the Company.

Form 10-K for the fiscal year ended December 31, 2008
Item 8.  Financial Statements
Note 1.  Summary of Significant Accounting Policies, page F-6


1. We refer to your response to prior comment 11. Please explain to us and disclose in future filings why it is appropriate to recognize revenue at shipment in your specific circumstances. Your response and future disclosure should address the specific guidance from SAB Topic 13A.

COMPANY RESPONSE: We will disclose in future filings that the Company recognizes revenue at the point of shipment because its billing terms include the provision that the goods are shipped FOB point of shipment which is standard practice in our industry. In addition, the Company uses common carriers for all of its deliveries and therefore it does not know the exact date its customers receive the product. This accounting treatment has been applied on a consistent basis historically and there would not be a material difference to treat the date of sale as the receipt date.


Note 7. Commitments and Contingencies, F-9


2. We refer to your response to prior comment 16. You indicate that the death benefit arrangement has not been given accounting recognition in the financial statements; and, based on your response it appears that your rationale is based on whether the benefit has been funded. Please tell us how your accounting considers the guidance from paragraph 6 of SFAS 112.

COMPANY RESPONSE: Paragraph 6 of SFAS 112 requires accounting recognition if four conditions are met. The arrangement with the Company's CEO is to pay his widow or estate a death benefit over a period of five years following his death, provided that he was in the employ of the Company at the time of his death. One of the conditions requiring accounting recognition is that the obligation relates to rights that vest or accumulate. This is not the case with the CEO's death benefit. The benefit will only vest if he dies while employed by the Company. Therefore, none of the benefits accumulate. In addition, it cannot be said that the CEO's right to receive the benefit is attributable to services already rendered. Again, it will only be due if the CEO is employed by the Company at the date of death. Therefore, in order for the CEO's estate to receive such benefit, he must perform future services (through the time of death). Also, with no employment agreement, there is no assurance that the CEO will remain with the Company. He is 75 years of age, in reasonably good health, and he likely will want to retire. Therefore, we cannot say that it is probable that the death benefit will be paid. As a result, the Company has not accrued a liability for a death benefit payable to the heirs of the current CEO insofar that all four conditions for the requirement for an accrual to be made have not been met. We believe the footnote disclosure as provided is appropriate.

3. We note your response to comment 17; however, that response does not address the requirements of sale-leaseback accounting. Accordingly, we re-issue that comment. We see that in July 2005 you sold and leased-back your facility in Westbury, NY. We also see that you reported a gain totaling $730,000 in earnings in 2005. Tell us how your accounting for the sale-leaseback and related gain recognized in that year considers the guidance from paragraphs 32 and 33 of SFAS 13. Demonstrate to us that you appropriately applied the accounting guidance for sale-leaseback arrangements.

COMPANY RESPONSE: The Company acknowledges that different accounting treatment could have been adopted by the Company based upon the guidance from paragraph 32 and 33 of SFAS 13. However, the Company believed that the rent payable under the sale leaseback arrangement was a fair market rent. Furthermore, deferring and apportioning the profit of the sale of the building would result in an accounting treatment that would distort the economic reality of the transaction.

Form 10-Q for the quarter ending March 31, 2009
Balance Sheets


4. In future filings please revise to remove the label "audited" from the header to the balance sheet for the comparative year-end since full audited financial statements as of your most recent year-end are not included in the Form 10-Q. This comment also applies to any other instances where data or other disclosure derived from audited financial statements is labeled "audited" in an unaudited Form 10-Q. Similarly revise the Table of Contents in future filings to remove the "audited" labels from the relevant captions.

COMPANY RESPONSE: Future filings on Form 10-Q will be revised to remove the label "audited" from the header to the balance sheet for the comparative year-end as well as any other instances where data or other disclosure derived from audited financial statements is labeled "audited" in an unaudited Form 10-Q. In addition, the Table of Contents in future filings on Form 10-Q will remove the "audited" labels from the relevant captions.

5. Please explain to us why the allowance for doubtful accounts is the same amount at December 31, 2008 and at March 31, 2009. Also, please explain to us why each component of inventories is the same amount at December 31, 2008 and at March 31, 2009.

COMPANY RESPONSE: As described in the notes to our financial statement with respect to our significant accounting policies, management makes certain estimates and assumptions that affect the reported amounts of assets and liabilities and other reported items. Consistent with such policy, the "allowance for doubtful accounts" and inventory are at times estimated by management. We have had excellent results concerning any doubtful accounts in the past, meaning little to no losses over a lengthy period of time. As a result, and based upon estimates for the quarter ended March 31, 2009, we had no sound basis for a change in the amount used so it was decided to continue with the same amount at March 31, 2009 as at December 31, 2008. With regard to inventory at March 31, 2009, inventory is estimated by management, and since in our opinion, no material changes had occurred, we had no sound basis for a change in such inventory number from December 31, 2008.

Note 1.  Summary of Significant Accounting Policies


6. We see you have not presented the standard representation of management on interim financial statements as is required by Instruction 2 of Rule 8-03 of Regulation S-X. Please present the standard representation of management on interim financial statements in the footnotes to future interim financial statements.

COMPANY RESPONSE:    The standard representation of management on interim
financial statements will be included in the footnotes to future interim financial statements.

Thank you for your attention to this matter. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned, or to our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

DIONICS, INC.

/s/ Bernard L. Kravitz

Bernard L. Kravitz
President